Exhibit 99.5

VCI Global Announces Joint Venture With Cogia AG to Expand Secure Messaging Technology

JUL 9, 2024 8:03AM EDT

KUALA LUMPUR, Malaysia, July 09, 2024 (GLOBE NEWSWIRE) -- VCI Global Limited (NASDAQ: VCIG) (Frankfurt: H0T) (“VCI Global”, “VCIG”, or the “Company”), a leading provider of business and technology consulting services, today announced a strategic joint venture with Cogia AG (“Cogia”), a German technology company specializing in AI and secure communication solutions.

Key Highlights of the Joint Venture:

●	VCIG and Cogia will form a new entity with a 70/30 ownership split, respectively.
●	The new entity which will be named as AiSecure Limited (“AiSecure”) will own 100% ownership of Cogia’s military-grade secure messenger platform.
●	Cogia will lead future development efforts, including integrating secure AI technology into the messenger.
●	The joint venture aims to grow AiSecure over the next 12-18 months to meet NASDAQ listing eligibility requirements.

This partnership combines VCIG’s expertise in business strategy and technology consulting with Cogia’s innovative secure communication solutions. The Cogia secure messenger, known for its military-grade end-to-end encryption, provides users with complete control over their personal messages, photos, videos, and documents.

The integration of secure AI technology into the messenger platform is expected to enhance its capabilities and user experience. Cogia has already demonstrated its expertise in AI implementation, being the first secure messenger provider to incorporate generative AI into its products.

As part of the growth strategy, the joint venture plans to leverage VCIG’s international presence in Malaysia, China, Singapore, the United States, and the United Kingdom to expand the messenger’s global user base. The companies aim to position AiSecure for a potential NASDAQ listing within the next 12-18 months, subject to meeting all necessary requirements.

“This joint venture represents a significant step in our growth strategy. By partnering with Cogia AG, we are expanding our technology portfolio and entering the rapidly growing secure communication market. We believe this collaboration will drive substantial value for our shareholders and customers alike,” said Dato’ Victor Hoo, Group Executive Chairman and Chief Executive Officer of VCI Global.

About VCI Global Limited

VCI Global is a diversified holding company. Through its subsidiaries, it focuses on consulting, fintech, AI, robotics, and cybersecurity. Based in Kuala Lumpur, Malaysia, our main operations are centered in Asia, with significant visibility across Asia Pacific, the United States, Europe, and the Middle East. VCIG primarily offers consulting services in capital markets, real estate, AI, and technology. In technology businesses, the company operates a proprietary financing platform that serves companies and individuals, as well as a secured messaging platform serving governments and organizations. We also invest, incubate, accelerate, and commercialize businesses and technologies in AI and robotics.

For more information on the Company, please log on to https://v-capital.co/.

About Cogia AG

Cogia AG is a Frankfurt-based technology company offering innovative tools for secure communication, AI-based products, and solutions in customer experience, web and social media monitoring, market research, and open-source intelligence.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (SEC). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI Global Limitedenquiries@v-capital.co